May 2010

Pricing Sheet dated May 14, 2010 relating to
Preliminary Terms No. 394 dated May 14, 2010 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International and U.S. Equities
Buffered PLUS Based on a Basket of Equity Indices and Exchange-Traded Funds due June 21, 2011
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MAY 14, 2010
Issuer:	Morgan Stanley
Maturity date:	June 21, 2011
Original issue price:	$10 per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Pricing date:	May 14, 2010
Original issue date:	May 21, 2010 (5 business days after the pricing date)
Aggregate principal amount:	$2,600,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	35%	1,135.68	0.030818540
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	35%	$39.49	0.886300329
	Russell 2000® Index (the “RTY Index”)	RTY	15%	693.98	0.021614456
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	15%	$49.99	0.300060012

We refer to the EEM Shares and the EFA Shares, collectively, as the underlying shares, the SPX Index, and the RTY Index, collectively, as the underlying indices and, together with the underlying shares, as the basket components.

Payment at maturity (per Buffered PLUS):	▪ If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment, subject to the maximum payment at maturity.
▪ If the final basket value is less than or equal to the initial basket value but has decreased by an amount less than or equal to the buffer amount of 10% from the initial basket value: $10

▪  If the final basket value is less than the initial basket value and has decreased by an amount greater than the buffer amount of 10% from the initial basket value:
($10 x the basket performance factor) + $1.00
This amount will be less than the stated principal amount of $10.  However, under no circumstances will the payment due at maturity be less than $1.00 per Buffered PLUS.

Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	150%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Buffer amount:	10%
Maximum payment at maturity:	$11.475 per Buffered PLUS (114.75% of the stated principal amount).
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Initial basket value:
100, which will be equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket – Initial basket component value” above, and the applicable multiplier for each of the basket components.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	June 14, 2011, subject to adjustment for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of each underlying shares, the closing price of one underlying share times the adjustment factor for such underlying shares. In the case of each underlying index, the index closing value as published under Bloomberg ticker symbol for each underlying index or any successor symbol for each underlying index.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the Buffered PLUS.  See “Basket – Multiplier” above.

Adjustment factor:	For each underlying shares: 1.0, subject to adjustment for certain corporate events affecting such underlying shares.
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP:	61759G778
ISIN:	US61759G7786
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$10	$0.11429	$9.88571
Total	$2,600,000	$29,715.40	$2,570,284.60
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.11429 for each Buffered PLUS they sell.  For Additional information see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 394 dated May 14, 2010
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at .www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.